SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2014

Commission File Number: 001-36073

                  Enzymotec Ltd.
(Translation of registrant’s name into English)

Sagi 2000 Industrial Area
P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXPLANATORY NOTE

            Mr. Jacob (Yaacov) Bachar notified Enzymotec Ltd. (the “Company”) on August 21, 2014 of his resignation as a director of the Company, effective immediately. Mr. Bachar informed the Company that he has been appointed as chief executive officer of The Mediterranean Coastal Cliffs Preservation Government Company and, in accordance with applicable regulations relating to officers of governmental companies in Israel, he is required to resign from the board of directors of the Company. The Company has accepted Mr. Bachar’s resignation under the circumstances and thanked him for his contribution to the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENZYMOTEC LTD.

Date: August 25, 2014	By:	/s/ Oren Bryan
Name: Oren Bryan
Title: Chief Financial Officer